Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metroplex Trading Company, LLC (d/b/a GrabAGun)

Commission File No. 001-41874

Date: January 22, 2025

The following statements by Donald Trump, Jr. (“Don. Jr.”) were included in the January 22, 2025 episode of the Dana Show with Dana Loesch, which was recorded at the NSSF Shot Show, a yearly trade show for the shooting, hunting and outdoor industries. Don. Jr. is a consultant to Metroplex Trading Company, LLC (doing business as GrabAGun), which is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, with Colombier Acquisition Corp. II.

The Dana Show

January 22, 2025

Donald Trump, Jr.:

Correct. And now we’re taking GrabAGun public.

Dana Loesch:

That’s amazing. So wait, tell people who don’t know what it is. Tell them what GrabAGun is.

Donald Trump, Jr.:

Well GrabAGun online gun dealer, incredible tech stack. So we’re trying to get people who wouldn’t buy guns the way they’re conventionally buying it as women, and honestly, as leftists ,as people are like, “you know what? We actually need to be able to defend ourselves.” I mean, I’m watching this sort of great opening for people who aren’t otherwise gun people to be like, “okay, I still need this.” And then just trying to make that accessible for the average person. But more importantly, as we watch people get de-banked, we’re putting our money where our mouth is. If people want to buy a gun company stock, now you can do that. And so we’re taking that

Dana Loesch

That’s amazing. That’s huge. That’s what’s happening with so many of these gun companies as you know.

Donald Trump, Jr.:

Oh yeah. Well and you see it, these buy you’re getting de-bank. And so as we’re doing that and then vertically integrated integrating all these systems. So again, Public Square, which you can under PSQH on the Nasdaq, we’re going to take GrabAGun public in New York Stock Exchange and then integrating these technologies. It’s great. So people can actually—retail guys right now, you can buy it under CLBR as the ticker because what you have is sort of doing it under SPAC. So you have a shell company that will merge with actually GrabAGun. It’ll automatically become “PEW”

Dana Loesch:

That is

Donald Trump, Jr.:

Pew.

Dana Loesch:

I would say it’s serendipitous, but that sounds on purpose.

Donald Trump, Jr.:

Eventually.. But for those of us who have been bitching about all these things, and we have a lot of people that complain, not a lot of people that actually do anything about it. So me and some friends, as we’ve watched this attack and we have sort of the sophistication to do that, we say, “Hey, we’re going to actually not just help support these companies publicly, but we’re going to actually take ‘em public.” We’re going to be dealing with the biggest bankers in the world. We’re going to make this, which should be, I mean it’s the second amendment. I mean, we’re going to make it mainstream. We’re also going to allow these guys to have a great tech stack so that we can get to those people and show other people how they can buy this. But for the retail guys, again, you can buy it now under CLBR, we want to have Americans have a chance, buy two shares, buy five shares, buy a hundred shares. You can do all of that now and you can actually put your money in the stuff that you believe in because there’s been a gross attack for so long. So really excited to do this with GrabAGun and it’s just the beginning. We’re going to make this, you know it as well as anyone. How many of your advertisers, how many of the institutional guys, how many of the banks that you even, I’ve been de-banked, I’ve been canceled, I’ve been this, I was like, you know what? I got enough guys with— I’ll just say it, with balls— now to be like, now we’re out there in the mainstream. I don’t want get us all into trouble.

Dana Loesch:

You had BS, you’re fine with that.

Donald Trump, Jr.:

But there has been a real attack on so many of the things that we actually believe in. So we’re fighting back, not just like, “Hey, I’ll post a picture with a gun,” but no, no, no. We’re actually taking companies public.

Dana Loesch:

Exactly.

Donald Trump, Jr.:

These are going to be publicly traded. We’re going to make it okay. And since those companies and so many of the institutions and all of the downstream stuff has been so anti-gun, so anti-freedom, so anti-hunting, we are just going to go all in out there. So if people can help support that, we open the door for people to be unafraid.

Dana Loesch:

Yeah,

Donald Trump, Jr.:

My father’s done that. Other guys have done that. Elon sort of did that for the tech bros and now you’re seeing it’s

Dana Loesch:

Like, and this is happening too.

Donald Trump, Jr.:

They’re coming back and they’re like,

Dana Loesch:

Because you’ve had leftists infiltrate these companies, buy up shares and then they start directing company operations and the ideology for the companies.

Dana Loesch:

And

Donald Trump, Jr.:

They’re happy to take your money then use it to fund anti-gun groups and all of this stuff. And it’s like, this is insane and it’s happening in the outdoor space. I don’t even need to name the companies, but we all know. No more. We’re going to actually have patriots buying these companies.

Dana Loesch:

Which is great. So national, I also we’re talking about the Office of Gun Violence Prevention. Michael Cloud out of Texas, congressman out of Texas introduced a bill called the No Registry Act that apparently even though we’re not allowed to have a federal registry because that’s federally prohibited, the ATF has been keeping hundreds of thousands of, actually millions, of purchase records, which kind of is a backdoor registry. And that’s something that I think is people are aware of, but it’s not at the forefront. Cloud is introducing a bill to ban that outright.

Donald Trump, Jr.:

I love all of that stuff. And listen, I was heavily involved in transition, which is I think why we have the team we have. And in 16, again, we wouldn’t have known. Now we know. And so people were pretty deferential to me on a lot of these things like, Hey, what do we do about these problems? Again, there’s sort of the surface stuff that most people understand and then there’s the nuance underneath it that you have to understand. I mean, I got a lot of hell, I mean even at 16 when they’re like, you didn’t sign here in Protection Act. I’m like, put it on our desk. It doesn’t work. The president can’t read.

Dana Loesch:

He can’t go because then he’s going to get attacked going into

Donald Trump, Jr.:

Congress. Difference between the soundbite and reality. But now you have an entire team of people that A gets it. So there’s a lot I think they’ll now do with ATF, with all of that. I mean obviously you’re seeing the turnover rate and all that stuff already starting

Dana Loesch:

Because people are getting it. What’s going to happen with ATF? I mean, I know you and I about,

Donald Trump, Jr.:

I know what I want.

Dana Loesch:

I would love for it to go “Byebye”.

Donald Trump, Jr.:

We’ll see. But again, for the last few months, I’ve been very involved in a lot of conversations. So I’ll

Dana Loesch:

Why not you for ATF?

Donald Trump, Jr.:

Because the reality is I think I can be loud. I can be a sound board for all of the good decisions. I set up the right people into those positions, let them govern. But it can’t just come from government, which is why it’s so important what we’re doing, again, CLBR, we’re taking a gun company public. No one has the guts to do that, right? So you actually need the corporate side, you need the free market side to do it. Well, if the government does it, but you still have the shadow bans, you still have the banks doing what they’re doing, you still have the credit guys doing what they’re doing. So again, between Public Square Credova, GrabAGun. I mean, these are all companies that we’re making mainstream people can actually invest in them. I want to handle the real world side of that, put into the right team for the government side of that. And those two functioning sort of simultaneously, not together, obviously they’re not linked, but having people that understand that overall mission, I mean, that’s everything. And so we’re in the process of doing that. So it’s not just, again, not just a gun bunny. We’re actually putting money, blood, sweat and tears.

Dana Loesch:

Anyone who would ever actually seriously say that about you. But

Donald Trump, Jr.:

Again, everyone’s a tough guy on the internet. The reality is when they were doing well, MAGA is really afraid of Tim Waltz because he’s a hunter and a shooter. I’m like, I don’t know man. I’ve never seen a wrist so limp, and when I watch a guy not be able to load a Beretta A400, I’m like,

Dana Loesch:

How is that a struggle for you?

Donald Trump, Jr.:

Hand me three shells and a blindfold and gun, I’ll do it in three seconds.

Dana Loesch:

But that was his favorite gun to go hunting with

Donald Trump, Jr.:

Really played. That was his favorite gun. I’m like, you know what? My favorite gun, I know how to load it. There is a difference. By the way, you don’t have to give, you can give me any gun. I’ll know how to load it. It’s not that hard.

Dana Loesch:

I’m going to interject real quick. We got you for a few more minutes. I only have two questions for you

And one of them’s going to be of maybe future politics. He’s like, great. What are you signing me up for? Here we go. We’re going to take a quick break. We’re back finishing up few more minutes with Donald Trump Jr. Here live from SHOT Show’s KelTec’s Booth, NSSF. Stick with us.

Welcome back to the program, Dana Loesch here with you broadcasting live from SHOT Show in Las Vegas NSSF’s annual event. And we are here finishing out the last few minutes with Donald Trump, Jr. Thanks so much for joining us.

Donald Trump, Jr.:

It’s my pleasure. I’ve had a bit of a busy, but I’m still at SHOT Show.

Dana Loesch:

You really like

Donald Trump, Jr.:

Us. I went from one zoo to another,

Dana Loesch:

Right? I know. And you’ve been busy with your companies and we were just talking about this on break, the idea of the average everyday citizen being able to have shares in a firearms manufacturing company and be able to, excuse me, take ownership partnership of that.

Dana Loesch:

That’s not something that’s typically a reality for the average everyday person, but you’re making that possible by making it accessible.

Donald Trump, Jr.:

I’m just trying to open that door. I’m a believer. Before I was at SHOT Show before politics, right? It wasn’t a long time. It’s like, oh, now I have to be a gun guy. It’s actually,

Dana Loesch:

He’s not like Tim Walls.

Donald Trump, Jr.:

But yeah, but just being able to do that fight back, that way. So like I said, between Public Square, which we took public, and that’s going to be a whole payment stack for everything. We brought Credova under that and now taking GrabAGun public under CLBR right now, and that’ll automatically turn into “PEW” Pew,

Dana Loesch:

Pew Pew, which is amazing.

Donald Trump, Jr.:

So I want to ask you real quick, get out there and buy some stock. We want to make sure that we have the roadmap.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.